
June 22, 2020

Elmar Schaerli
Chief Financial Officer
Auris Medical Holding Ltd.
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

      Re: Auris Medical Holding Ltd.
          Form 20-F for the Fiscal Year ended December 31, 2019
          Filed April 16, 2020
          File No. 001-36582

Dear Mr. Schaerli:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences